Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 21 dated August 17, 2006

to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

Floating Rate Extendible Notes

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

The notes will mature on August 22, 2008 (the “Initial Maturity Date”), unless the maturity date of all or any portion of the principal amount of the notes is extended on any election date in accordance with the procedures described below. In no event will the maturity date of the notes be extended beyond August 22, 2016 (the “Final Maturity Date”).

During a notice period for any Election Date (as defined under “Extension of Maturity” below) you may elect to extend the maturity of all or any portion of the principal amount of your notes so that the maturity of your notes will be extended to the Extended Maturity Date (as defined below) opposite that Election Date.  The Election Dates and the corresponding Extended Maturity Dates are:

Election Date	Extended Maturity Date

November 2006 Election Date	November 2008 Extended Maturity Date
February 2007 Election Date	February 2009 Extended Maturity Date
May 2007 Election Date	May 2009 Extended Maturity Date
August 2007 Election Date	August 2009 Extended Maturity Date
November 2007 Election Date	November 2009 Extended Maturity Date
February 2008 Election Date	February 2010 Extended Maturity Date
May 2008 Election Date	May 2010 Extended Maturity Date
August 2008 Election Date	August 2010 Extended Maturity Date
November 2008 Election Date	November 2010 Extended Maturity Date
February 2009 Election Date	February 2011 Extended Maturity Date
May 2009 Election Date	May 2011 Extended Maturity Date
August 2009 Election Date	August 2011 Extended Maturity Date
November 2009 Election Date	November 2011 Extended Maturity Date
February 2010 Election Date	February 2012 Extended Maturity Date
May 2010 Election Date	May 2012 Extended Maturity Date
August 2010 Election Date	August 2012 Extended Maturity Date
November 2010 Election Date	November 2012 Extended Maturity Date
February 2011 Election Date	February 2013 Extended Maturity Date
May 2011 Election Date	May 2013 Extended Maturity Date

August 2011 Election Date	August 2013 Extended Maturity Date
November 2011 Election Date	November 2013 Extended Maturity Date
February 2012 Election Date	February 2014 Extended Maturity Date
May 2012 Election Date	May 2014 Extended Maturity Date
August 2012 Election Date	August 2014 Extended Maturity Date
November 2012 Election Date	November 2014 Extended Maturity Date
February 2013 Election Date	February 2015 Extended Maturity Date
May 2013 Election Date	May 2015 Extended Maturity Date
August 2013 Election Date	August 2015 Extended Maturity Date
November 2013 Election Date	November 2015 Extended Maturity Date
February 2014 Election Date	February 2016 Extended Maturity Date
May 2014 Election Date	May 2016 Extended Maturity Date
August 2014 Election Date	August 2016 Extended Maturity Date (the Final Maturity Date)

You may elect to extend the maturity date of all of your notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date is set forth below under “Extension of Maturity.”  Your notice of extension must be delivered through the normal clearing system channels described in more detail below no later than 12:00 noon (New York City time) on the last Business Day in the notice period relating to the applicable election date. Any notice of election to extend the maturity date of the notes or any portion thereof will be revocable until 12:00 noon (New York City time) on the last Business Day in the notice period relating to the applicable election date, at which time such notice will become irrevocable.

If, with respect to any election date, you do not make an election to extend the maturity date of all or any portion of the principal amount of your notes, the principal amount of the notes for which you have failed to make such an election will become due and payable on the Initial Maturity Date, or any later date to which the maturity date of your notes has previously been extended. The principal amount of the notes for which such election is not exercised will be represented by a note issued on such election date. The note so issued will have the same terms as the notes, except that it will not be extendible, will have separate CUSIP, ISIN and Common Code numbers and its maturity date will be the date that is the extended maturity date that corresponds to that election date or, if such date is not a Business Day, the next succeeding Business Day. The failure to elect to extend the maturity date of all or any portion of the notes will be irrevocable and will be binding upon any subsequent holder of such notes.

The notes will be issued in registered global form and will remain on deposit with DTC as depository for the notes. Therefore, you must exercise the option to extend the maturity date of your notes through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity date of all or a portion of your notes, so that it can deliver notice of your election to the Trustee prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the notes to notify DTC of your election to extend the maturity date of your notes in accordance with the then applicable operating procedures of DTC.

DTC must receive any notice of election, or any notice of revocation of a previous election, from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC. If the election date is not a Business Day, notice of your election to extend the maturity date of your notes, or to revoke your election, must be delivered to DTC by its participants no later than 12:00 noon (New York City time) on the first Business Day following the election date.

CUSIP:

524908TU4. In the event that you do not elect to extend the maturity date of all or any portion of your notes, the principal amount of the notes for which you do not exercise such election will be assigned a new CUSIP number, as described above.

ISIN:

US524908TU47. In the event that you do not elect to extend the maturity date of all or any portion of your notes, the principal amount of the notes for which you do not exercise such election will be assigned a new ISIN number, as described above.

Common Code:

026571766. In the event that you do not elect to extend the maturity date of all or any portion of your notes, the principal amount of the notes for which you do not exercise such election will be assigned a new Common Code number, as described above.

Specified Currency:	Principal:	U.S. Dollars

	Interest:	U.S. Dollars

Principal Amount:	$300,000,000

	Total	Per Note
Issue Price:	$300,000,000	100.00%
Agents’ Commission:	$750,000	0.25%
Proceeds to Lehman Brothers Holdings:	$299,250,000	99.75%

We may, without the consent of the holders of notes, issue additional notes similar to these notes in all respects except for the Issue Price, the Issue Date and the first Interest Payment Date and election date.

Agents:	Lehman Brothers
BNP Paribas
LaSalle Capital Markets

Agents’ Capacity:	[X] As principal	[ ] As agent

[X]	The notes are being offered at a fixed initial public offering price equal to the Issue Price.

[ ]	The notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	August 17, 2006

Issue Date:	August 24, 2006

Initial Maturity Date:	August 22, 2008

Final Maturity Date:	August 22, 2016, subject to Optional Redemption

Date From Which Interest Accrues:	[X]	Issue Date
	[ ]	Other: _____________

[ ]	Fixed Rate Note

Interest Rate per Annum:

[X]	Floating Rate Note	[ ]	CD Rate
		[ ]	Commercial Paper Rate
		[ ]	Federal Funds (Effective) Rate
		[X]	Federal Funds (Open) Rate
		[ ]	LIBOR Telerate
		[ ]	LIBOR Reuters
		[ ]	EURIBOR
		[ ]	Treasury Rate: Constant Maturity [ ] Yes [ ] No
		[ ]	Prime Rate
		[ ]	Eleventh District Cost of Funds Rate
		[ ]	Other: _______________________

Spread:

For the Issue Date and Interest Reset Dates Occurring:	Spread

From and including the Issue Date to but excluding the August 22, 2007 Interest Reset Date	plus 0.12%

From and including the August 22, 2007 Interest Reset Date to but excluding the August 22, 2008 Interest Reset Date	plus 0.12%

From and including the August 22, 2008 Interest Reset Date to but excluding the August 22, 2009 Interest Reset Date	plus 0.13%

From and including the August 22, 2009 Interest Reset Date to but excluding the August 22, 2010 Interest Reset Date	plus 0.14%

From and including the August 22, 2010 Interest Reset Date to but excluding the August 22, 2011 Interest Reset Date	plus 0.15%

From and including the August 22, 2011 Interest Reset Date to but excluding the August 22, 2012 Interest Reset Date	plus 0.16%

From and including the August 22, 2012 Interest Reset Date to but excluding the August 22, 2013 Interest Reset Date	plus 0.16%

From and including the August 22, 2013 Interest Reset Date to but excluding the August 22, 2014 Interest Reset Date	plus 0.16%

From and including the August 22, 2014 Interest Reset Date to but excluding the August 22, 2015 Interest Reset Date	plus 0.16%

From and including the August 22, 2015 Interest Reset Date to and including the August 22, 2016 Final Maturity Date	plus 0.16%

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	0%

Interest Payment Dates:

Quarterly, on each February 22, May 22, August 22 and November 22, commencing on November 22, 2006; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month and is not a maturity date or date of redemption, in which case it will be the preceding Business Day; provided, further that the final Interest Payment Date for any notes shall be the applicable maturity date

Interest Determination Dates:	Each Interest Reset Date

Interest Reset Dates:

Each Business Day, commencing on August 24, 2006, provided that (a) the Federal Funds (Open) Rate in effect for any day that is not a Business Day shall be the Federal Funds (Open) Rate in effect for the prior Business Day and (b) the Federal Funds (Open) Rate in effect on the second Business Day preceding an Interest Payment Date shall remain in effect for all days following such day prior to such Interest Payment Date.

Adjusted:	[X] Yes	[ ] No

Extension of Maturity:

The “Election Dates” shall be quarterly on each February 22, May 22, August 22 and November 22, commencing on November 22, 2006 to and including August 22, 2014, provided that if any such day is not a Business Day, then such Election Date will be the following Business Day. The notice period for each Election Date will begin on the tenth Business Day prior to the election date and end at 12:00 noon (New York City time) two Business Days immediately preceding the election date; provided that if the election date is not a Business Day, the notice period will be extended to 12:00 noon (New York City time) on the following Business Day.

Extended Maturity Dates:

Quarterly on February 22, May 22, August 22 and November 22, commencing with the Extended Maturity Date falling on November 22, 2008, provided that if any such day is not a Business Day, then such Extended Maturity Date will be the following Business Day.

Calculation Agent:	Citibank, N.A.

Optional Redemption:

The notes may be redeemed on or after August 22, 2015 (or if such date is not a Business Day, on the next succeeding Business Day) at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to 100% of the principal amount being redeemed upon not more than 60 days’ nor less than 30 days’ notice.

Interest Accrual:

Accrued interest will be computed by adding the Interest Factors calculated for each Interest Reset Date from the Settlement Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any note for each such Interest Reset Date will be computed by multiplying the aggregate principal amount then outstanding of the note by the interest rate applicable to such Interest Reset Date and dividing the product thereof by 360.

Business Day:	New York

Authorized Denominations:	$1,000 and whole multiples of $1,000

Form of Note:	[X] Book-entry only (global)	[ ] Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings Inc. intends to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus.

Although there is no authority directly on point, Lehman Brothers Holdings Inc. intends to treat the notes as having a term ending on the Final Maturity Date for tax purposes because of a holder’s right to extend the term to such date. Under such treatment, a holder’s election to extend the maturity of the principal amount of the notes in accordance with the procedures described above would not be a taxable event to such holder for United States federal income tax purposes. Also, even though the spread increases during the term of the notes, the amount of the increase is de minimis and, therefore, the notes will not constitute OID notes.

By purchasing the notes, investors agree to report the United States federal income tax consequences of their ownership of the notes consistently with the foregoing treatment.

Prospective investors should note that no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the treatment of the notes described above. If the IRS were successful in asserting that the term of the notes ends on the Initial Maturity Date, an election to extend the maturity of the principal amount of the notes could constitute a taxable event for United States federal income tax purposes, and you would be required to recognize any gain, but not loss, inherent in the notes at such time upon the exercise of such election. Prospective investors are urged to consult their tax advisors regarding the United States federal income tax consequences of investing in, and extending the maturity of, the notes.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to the other agents set forth below (collectively, the “Agents”), and each of the Agents has agreed severally to purchase, the principal amounts of notes set forth opposite its name below:

Agents	Principal Amount of the notes
Lehman Brothers Inc.	$294,000,000
BNP Paribas SA	3,000,000
LaSalle Financial Services, Inc.	3,000,000
Total	$300,000,000

The Agents are committed to take and pay for all of the notes, if any are taken.  The Agents propose to offer the notes initially at a public offering price equal to the Issue Price set forth above and may offer the notes to certain dealers at such price less a concession not in excess of

0.15% of the principal amount of the notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.075% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

Lehman Brothers Holdings Inc. has agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the Prospectus. Lehman Brothers Holdings will pay certain expenses, expected to be approximately $75,000, associated with the offer and sale of the notes.

Certain of the Agents may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the NASD.

Certain of the Agents may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider.  Market Axess Corporation is providing the system as a conduit for communications between such Agents and their customers and is not a party to this offering. Market Axess Corporation, a registered broker-dealer, will receive compensation from such Agents based on transactions that such Agents conduct through the system.  Such Agents will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.